AgEagle Aerial Systems, Inc.

117 South 4th Street

Neodesha, KS 66757

September 7, 2018

Justin Dobbie Legal Branch Chief Office of Transportation and Leisure Securities and Exchange Commission 100 F. Street, N.E. Washington, D.C. 20549
Re:	AgEagle Aerial Systems Inc. Amendment No. 1 to Registration Statement on Form S-1 Filed August 27, 2018 File No. 333-226324

Dear Mr. Dobbie:

On behalf of AgEagle Aerial Systems, Inc., a Nevada corporation (the “Company”), we hereby provide a response to the comments issued in a letter dated September 5, 2018 (the “Staff’s Letter”) regarding the Company’s Amendment No. 1 to Registration Statement on Form S-1 filed on August 27, 2018. Contemporaneously with this submission, we have filed an amendment to the Registration Statement on Form S-1 (the “Amended Form S-1”) reflecting the response of the Company below. To facilitate the review by the Commission’s staff (the “Staff”) of the Amended Form S-1, the Company hereby responds to the comment set forth in the Staff’s Letter. Certain capitalized terms set forth in this letter are used as defined in the Amended Form S-1.

Comment Number	Comment and Response

Amendment No. 1 to Registration Statement on Form S-1

General

1.	We note your response to our prior comment 1 and that the Agribotix historical and pro forma financial statements are included within the filing. In that regard, please also provide historical comparative unaudited interim financial statements for the six month period ended June 30, 2017.

RESPONSE: As requested by the Staff, we have provided historical comparative unaudited interim financial statements for the six month period ended June 30, 2017.

Thank you very much for your time and attention in connection with this filing. Should you have any questions concerning any of the foregoing, please contact Tahra Wright, Esq., of Loeb & Loeb LLP, counsel to the Company, by telephone at (212) 407-4122.

Sincerely,

/s/ Barrett Mooney
Barrett Mooney, CEO